DELOITTE & TOUCHE LLP
1000 Wilshire Boulevard
Los Angeles, California 90017-2472


November 10, 1997

Securities and Exchange Commission
Mail Stop 9-5
450 5th Street, NW
Washington, DC 20549

Dear Sires/Madams:

We have read the comments in Item 4 of Form 8-K of Marathon Bancorp (the "Company") dated October 30, 1997 and have the following comments:

 .  We agree with the statements made in the third paragraph.

 . We have no basis to agree or disagree with the statements made in the first paragraph.

 . We do not agree with the statements made in the second paragraph. In connection with our audit of the Company's 1995 financial statements, we had a disagreement with the Company's management regarding the valuation of certain real estate owned properties for which we believed the valuations should have been adjusted downward to comply with generally accepted accounting principles. At a meeting with members of senior management and members of the Board of Directors, we were informed that management would not record the recommended adjustment. We responded by asserting that we could not issue our opinion on the Company's financial statements, unless the adjustment was recorded. The matter was ultimately resolved when management recorded the adjustment to write down the properties to estimated fair value.

Your truly,



cc:  Mr. Craig D. Collette
     President and Chief Executive Officer
     Marathon Bancorp